FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

January 24, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is January 24, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer reports on the results of its recent activities in connection with its Iron Sands project in the Marcona region of Peru and advises as to proposed future work in connection with this project.

Item 5.	Full Description of Material Change

The Issuer reports on the results of its recent activities in connection with its Iron Sands project in the Marcona region of Peru and advises as to proposed future work in connection with this project.

Over the past few months the Issuer has aggressively pushed forward on several initiatives at its 100% owned, 25,000 hectare Iron (Fe) Sands Project within the Marcona Iron, Copper and Gold (IOCG) District, located in the desert coast region of southern Peru.

Option to Preegrine Diamonds Ltd.

In order to focus on the magnetite (iron) potential of the Iron Sands project, the Issuer has optioned all hard rock potential within the entire claim package to Peregrine Diamonds Peru S.A.C., a subsidiary of Peregrine Diamonds Ltd. of Vancouver, British Columbia.  The option agreement grants to Peregrine the right to earn a 70% interest in the hard rock potential (thereby excluding the rights to the unconsolidated and semi-consolidated sands and all minerals therein) in the respective areas.  Under terms of the agreement, in order to acquire its interest, Peregrine is required to incur aggregate expenditures of US$3,000,000 in stages to October 20th 2009.  Peregrine has advised that its proposed work program will consist of geological mapping, sampling, geophysical surveying and contingent on results drill testing.  The Issuer’s Pampa de Pongo Iron property (953Mt @ 44.7% Fe) is not part of the Peregrine option.

Iron Sands Project

Midrex Testing

Previous work conducted by Midrex Technologies Inc. on behalf of the Issuer investigated the feasibility of producing Pig Iron (≥94% Fe) within acceptable industry specifications from two magnetite sand samples from the property (see June 23rd 2005 press release for details).  Midrex, a fully owned subsidiary of the Kobe Steel Group, is considered the world’s pre-eminent innovator and technology supplier for the direct reduction of iron ore.

In summary, the initial results were deemed ‘very encouraging’ by Midrex and resulted in the production of a liquid metal button containing 94% Fe.  The resultant 'waste' slag assayed up to 21.48 % TiO2 (titanium dioxide) by weight and 3.18% V2O5 (vanadium pentoxide) by weight.  Due to these favourable bench tests the Issuer provided a large, 1,060 kg, iron bearing sand sample to Midrex for additional testing.  The aim of this was two-fold; firstly, to establish whether the initial results were repeatable using a larger sample and, secondly, to provide additional ‘waste’ slag for beneficiation analysis.

The iron bearing sand sample provided to Midrex indicates that the iron content is 9.86% by weight.  After magnetic separation the concentrate assayed between 59.28 to 65.84% Fe.  The concentrate (59.28 to 65.84% Fe) was then processed using the patented FASTMELT® Process.   FASTMELT is a proprietary technology of Midrex that uses a FASTMET® rotary hearth with a melting unit (i.e. Electric Ironmaking Furnace-EIF®).  In the FASTMET Process, typically pellets made of iron ore fines and pulverized coal, are turned into direct reduced iron (DRI) in a rotary hearth furnace.  The hot DRI is then fed to the EIF, which produces hot metal.

The FASTMELT® results on this concentrate successfully replicated the earlier test results and are tabulated below:

June 23rd 2005 Results – 65 & 100kg material	30th November 2005 Results – 1060kg material
Iron (Fe): 94 – 95% metallic iron	Iron (Fe): 94 – 95% metallic iron
Carbon (C): 3.5 – 4.5%	Carbon (C): 5.19%

The pig iron product from both FASTMELT bench-scale tests is considered to be of high quality in that residuals are in low concentrations.  Furthermore, the resultant slag is enriched in both TiO2 and V2O5 so as to be of interest for applying recovery technologies.

Beneficiation Studies

Discussions with both Midrex and the Colorado School of Mines indicate that liberation of the vanadium and titanium from the slag using conventional technologies should be possible; however, confirmation of this has yet to occur and will be addressed by future testing.  Nevertheless, should this prove to be economically feasible it could add significant benefit to any resultant production operation at the Iron Sands project.

Preliminary petrography of the magnetic concentrate indicates that it is comprised of magnetite, titanomagnetite and ilmenite (a titanium bearing mineral).  The Issuer is also in the midst of conducting additional tests (petrography, geochemistry and heavy mineral concentration) on the paramagnetic component (the weak to moderately magnetic portion) of the magnetic concentrate (Midrex test results indicate that this paramagnetic fraction assayed up to 2.46% Fe).  The aim of these tests is to establish whether this paramagnetic fraction, which is presently considered as part of the ‘waste’ fraction, contains any significant ‘payable’ heavy mineral concentrations, such as the titanium bearing minerals rutile and ilmenite, in addition to weakly magnetic iron minerals (hematite and/or oxidized magnetite).

Surficial Sampling & Drill Testing

A regional geochemical sampling and mapping program of the large Iron Sands property was designed, supervised and implemented during July-August 2005 by the Issuer’s personnel in conjunction with a surface media sampling specialist.  Surficial sand samples were collected on two coarse reconnaissance-scale sampling grids at the large Pampa El Toro and Carbonera dune fields (see photos on the Issuer’s website).

A total of 364 samples were collected in the two dune fields: 172 samples at Pampa El Toro and a further 192 samples at Carbonera.  Site locations were chosen as pre-arranged grid coordinates to ensure that any sample site selection biases were eliminated.  Unfortunately due to logistic and customs delays the samples only reached the magnetic separation laboratory in December.

A widely spaced, nominal 2km grid, 13 borehole program was completed in December at Pampa El Toro.  The boreholes are very instructive in-so-far as they indicate the presence of very thick, magnetite bearing, sand accumulations.

Of the thirteen boreholes collared, twelve intersected in excess of 100 metres of sand (all remain open at depth).  In addition, the deepest hole drilled to date finished at 141 metres depth due to a lack of sufficient casing.  Only one borehole, 05-PET-06, collared at the southernmost extent of the pampa, intersected bedrock at 30m depth.

The borehole samples are presently being magnetically separated on-site and the Issuer hopes to be in a position to release the results in conjunction with those of the surficial samples in the near-future.

Although the Issuer is encouraged by the results to date, it is important to realize that such results are only from preliminary exploration, and it is uncertain if further exploration will result in the discovery of a mineral deposit or resource within the district.

Ongoing Work Programs

Future work will consist of geochemical analysis of the surficial and borehole samples. In addition, the Issuer will commission ongoing research studies on potential slag and paramagnetic fraction beneficiation as well as grinding tests on the magnetic separation concentrate to assess the feasibility of producing a direct shipping iron concentrate.

Concurrently, and ultimately contingent on results, an independent engineering firm specializing in large scale mineral sand projects will be retained to provide ongoing technical assistance with the aim of ultimately producing a N.I. 43-101 compliant mineral resource estimate for the Iron Sands Project.  Based on their findings, a suitable definition drill campaign will be designed and implemented and it is anticipated that this will provide sufficient magnetic concentrate for a full Midrex pilot plant test.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, the Issuer's Vice President-Exploration, a qualified person as defined by National Instrument 43-101, supervised the preparation of the scientific and technical information that forms the basis for this material change report.

The surficial sampling and drill programs on the Iron Sands project are supervised by Stephen Cook, P. Geo., who is responsible for all geochemical sampling aspects of the work, and Lorne Hunter (B.Sc. Mining Engineering), who is responsible for all engineering aspects of the work.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President - Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

January 25, 2006